EX-99.2

                             PATENT APPLICATION

Summary:

The Patent Application, dated March 28, 2002. The application is for a utility patent that combines a series of integrated components manufactured, assembled and programmed by 5G Wireless Communications, Inc. which delivers high speed data via the unlicensed 802.11b spectrum. The invention was developed by Brian Corty, the Chief Technology Officer of 5G Wireless Communications, Inc. and was acquired through the acquisition of Wireless ThinkTank, a wholly owned
subsidiary of 5G Wireless Communications, Inc.   The technologies uses
IEEE 802.11b DSSS (Direct Sequence Spread Spectrum) wireless radios with circular polarized antennas and power over Ethernet to deliver a solution that is improves maximum transmition rates and improved performance and throughputs in a variety of terrains.